                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Zenith National Insurance Corp.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    989390109
                                    ---------
                                 (CUSIP Number)

                                Eric P. Salsberg
                        Vice President, Corporate Affairs
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                        Toronto, Ontario, Canada, M5J 2N7
                            Telephone: (416) 367-4941
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - With a copy to -

                                 Brice T. Voran
                               Shearman & Sterling
                               Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484

                                November 21, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule became of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
  1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989390109                                           PAGE 2 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    V. PREM WATSA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADIAN
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,808,645
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,808,645
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,808,645
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.  989390109                                          PAGE 3 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    THE SIXTY TWO INVESTMENT COMPANY LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    BRITISH COLUMBIA, CANADA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,808,645
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,808,645
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,808,645
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and HC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                           PAGE 4 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    810679 ONTARIO LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ONTARIO, CANADA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,808,645
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,808,645
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,808,645
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and HC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                           PAGE 5 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    FAIRFAX FINANCIAL HOLDINGS LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,808,645
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,808,645
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,808,645
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and HC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                           PAGE 6 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    ODYSSEY RE HOLDINGS LTD.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,808,645
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,808,645
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,808,645
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and HC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                           PAGE 7 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    ODYSSEY RE GROUP LTD.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CANADA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,808,645
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,808,645
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,808,645
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and HC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                           PAGE 8 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    FAIRFAX INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    WYOMING
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    7,808,645
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,808,645
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,808,645
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and HC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                           PAGE 9 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    TIG HOLDINGS, INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,501,423
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,501,423
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,501,423
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and HC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                          PAGE 10 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    TIG INSURANCE GROUP
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e).                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,501,423
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,501,423
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,501,423
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and HC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                          PAGE 11 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    TIG INSURANCE COMPANY
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e).                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,287,223
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,214,200
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,287,223
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,214,200
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,501,423
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and IC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                          PAGE 12 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    ODYSSEY RE HOLDINGS CORP.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e).                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,214,200
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,214,200
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,214,200
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and HC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                          PAGE 13 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    ODYSSEY AMERICA REINSURANCE CORPORATION
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e).                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CONNECTICUT
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    64,200
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,150,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    64,200
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,150,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,214,200
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and IC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                          PAGE 14 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    ODYSSEY REINSURANCE CORPORATION
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,150,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,150,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,150,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and IC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                          PAGE 15 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    CRUM & FORSTER HOLDINGS, INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,307,222
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,307,222
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,307,222
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and HC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                          PAGE 16 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    UNITED STATES FIRE INSURANCE COMPANY
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,287,222
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,287,222
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,287,222
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and IC
--------------------------------------------------------------------------------

CUSIP NO. 989390109                                          PAGE 17 OF 61 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON

    THE NORTH RIVER INSURANCE COMPANY
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW JERSEY
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    20,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    20,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO and IC
--------------------------------------------------------------------------------

        This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 6, 1999 by Fairfax Financial Holdings Limited ("Fairfax"), Hamblin Watsa Investment Counsel Ltd., The Sixty Two Investment Company Limited and V. Prem Watsa relating to the purchase of 6,574,445 shares (the "1999 Purchased Shares") of common stock, par value $1.00 per share (the "Common Stock") of Zenith National Insurance Corp., a Delaware insurance holding company ("Zenith"), pursuant to a Stock Purchase Agreement dated as of June 25, 1999 (the "Stock Purchase Agreement") between Fairfax and Reliance Insurance Company (such schedule, as amended, being the "Schedule 13D"). This Amendment No. 1 relates to the Stock Purchase Agreement dated as of November 21, 2001 (the "2001 Stock Purchase Agreement"), between Odyssey Reinsurance Corporation, a Delaware corporation (the "Purchaser"), and Zenith, providing for the purchase and sale (the "Transaction"), subject to the terms and conditions set forth in the 2001 Stock Purchase Agreement, of 1,000,000 shares (the "2001 Purchased Shares") of Common Stock of Zenith. The Transaction is expected by Fairfax to occur by the end of 2001 and is subject to various closing conditions, including the finalization of a reinsurance agreement between subsidiaries of Zenith and the Purchaser or an affiliate thereof. If the closing has not occurred on or before April 30, 2002, the 2001 Stock Purchase Agreement provides that either party may terminate the 2001 Stock Purchase Agreement. The 1999 Purchased Shares and the 2001 Purchased Shares are referred to collectively in this Schedule 13D as the "Shares".

        The following amendments to Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby made.

ITEM 2. IDENTITY AND BACKGROUND

        Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

        "This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

        1.      V. Prem Watsa, an individual, is a citizen of Canada.
                Mr. Watsa's business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

        2. The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

        3. 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

        4. Fairfax, a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 810679 and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

        5. Odyssey Re Holdings Ltd., a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Odyssey Re Holdings Ltd. is as a holding company. The principal business address and principal office address of Odyssey Re Holdings Ltd. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

        6. Odyssey Re Group Ltd., a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Odyssey Re Group Ltd. is as a holding company. The principal business address and principal office address of Odyssey Re Group Ltd. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

        7. Fairfax Inc., a corporation incorporated under the laws of Wyoming, is a wholly-owned subsidiary of Fairfax. The principal business of Fairfax Inc. is as a holding company. The principal business address and principal office address of Fairfax Inc. is 5205 North O'Connor Blvd., Irving, Texas 75039;

        8. TIG Holdings, Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of TIG Holdings, Inc. is as a holding company. The principal business address and principal office address of TIG Holdings, Inc. is 5205 North O'Connor Blvd., Irving, Texas 75039;

        9. TIG Insurance Group, a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIG Insurance Group is as a holding company. The principal business address and principal office address of TIG Insurance Group is 5205 North O'Connor Blvd., Irving, Texas 75039;

        10. TIG Insurance Company ("TIG"), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. TIG owns approximately 64% of the outstanding shares of common stock of Odyssey Re Holdings Corp. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 5205 North O'Connor Blvd., Irving, Texas 75039;

        11. Odyssey Re Holdings Corp., is a corporation incorporated under the laws of Delaware. Fairfax subsidiaries own approximately 73% of the outstanding shares of common stock of Odyssey Re Holdings Corp. The principal business of Odyssey Re Holdings Corp. is as a holding company. The principal business address and principal office address of Odyssey Re Holdings Corp. is 140 Broadway, 39th Floor, New York, New York 10005;

        12. Odyssey America Reinsurance Corporation, a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of Odyssey Re Holdings Corp. The principal business of Odyssey America Reinsurance Corporation is reinsurance. The principal business address and principal office address of Odyssey America Reinsurance Corporation is 300 First Stamford Place, Stamford, Connecticut 06902;

        13. Odyssey Reinsurance Corporation., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Odyssey America Reinsurance Corporation. The principal business of Odyssey Reinsurance Corporation is reinsurance. The principal business address and principal office address of Odyssey Reinsurance Corporation is 300 First Stamford Place, Stamford, Connecticut 06902;

        14. Crum & Forster Holdings, Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Crum & Forster Holdings, Inc. is as a holding company. The principal business address and principal office address of Crum & Forster Holdings, Inc. is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07960-1943;

        15. United States Fire Insurance Company, a corporation incorporated under the laws of New York, is a wholly-owned subsidiary of Fairfax. The principal business of United States Fire Insurance Company is insurance. The principal business address and principal office address of United States Fire Insurance Company is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07960-1943; and

        16. The North River Insurance Company, a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of The North River Insurance Company is insurance. The principal business address and principal office address of The North River Insurance Company is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07960-1943.

        Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, Sixty Two, 810679, Fairfax, Odyssey Re Holdings Ltd., Odyssey Re Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, TIG, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Odyssey Reinsurance Corporation, Crum & Forster Holdings, Inc., United States Fire Insurance Company or The North River Insurance Company, that it is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

        The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N or O as the case may be, and such Annexes are incorporated herein by reference.

        Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

        During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

        "The source of the funds for the 1999 Purchased Shares was working capital, including available cash on hand. The purchase price for the 1999 Purchased Shares was approximately $186,232,155.

        The source of the funds for the 2001 Purchased Shares is working capital, including available cash on hand. The purchase price for the 2001 Purchased Shares is approximately $25,000,000."

ITEM 4. PURPOSE OF TRANSACTION

        Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

        "The Shares have been acquired by the Reporting Persons for investment purposes and not for the purpose of, or in connection with, or as a participant in, any transaction having the purpose of changing or influencing the control of Zenith. In addition, Fairfax and Zenith have entered into a standstill agreement dated as of June 30, 1999 (the "Standstill Agreement") which prohibits Fairfax, subject to the terms and conditions set forth in the Standstill Agreement, from acquiring any additional securities or assets of Zenith. The Transaction was consummated in accordance with terms and conditions of the Standstill Agreement.

        The Reporting Persons have the following plans and proposals:

        (a) The Reporting Persons currently do not intend to acquire or dispose of shares of Common Stock of Zenith, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in Zenith, including the price and availability of the Common Stock, subsequent developments affecting Zenith's business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional shares of Common Stock of Zenith or may decide in the future to sell all or part of their investment in Zenith;

        (b) The Reporting Persons have no plans or proposals to cause Zenith to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of Zenith or any of its subsidiaries;

        (c) The Reporting Persons have no plans or proposals to cause Zenith or any of its subsidiaries to sell or transfer a material amount of assets;

        (d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of Zenith, whether through a change in the number or term of directors or otherwise;

        (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of Zenith;

        (f) The Reporting Persons have no plans or proposals to cause Zenith to make any other material change in its business or corporate structure;

        (g) The Reporting Persons have no plans or proposals to cause Zenith to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of Zenith by any person;

        (h) The Reporting Persons have no plans or proposals to cause the shares of Common Stock of Zenith to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;

        (i) The Reporting Persons have no plans or proposals to cause the shares of Common Stock of Zenith to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

        (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.

        The descriptions in this Item 4 of the Standstill Agreement are qualified in their entirety by reference to the Standstill Agreement, a copy of which is attached to this Schedule 13D as Exhibit 2.2."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

        "(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

        (b) The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

        (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N or O, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

        (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of Zenith held by the Reporting Persons other than each of the Reporting Persons.

        (e) Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

        "Except for the Stock Purchase Agreement, the Standstill Agreement and the 2001 Stock Purchase Agreement, none of the persons named in Item 2 nor to the best knowledge of each of the Reporting Persons any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N or O, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Zenith, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

        "2.3 2001 Stock Purchase Agreement dated as of November 21, 2001 between Odyssey Reinsurance Corporation and Zenith National Insurance Corp.

        2.4 Joint Filing Agreement dated as of November 23, 2001 between V. Prem Watsa, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Ltd., Odyssey Re Holdings Ltd., Odyssey Re Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, TIG Insurance Company, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Odyssey Reinsurance Corporation, Crum & Forster Holdings, Inc., United States Fire Insurance Company, and The North River Insurance Company."

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    V. Prem Watsa

                                            /s/ V. Prem Watsa
                                            ------------------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    The Sixty Two Investment
                                            Company Limited

                                            By:      /s/ V. Prem Watsa
                                                     ---------------------------
                                                     Name:  V. Prem Watsa
                                                     Title: President

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    810679 Ontario Limited

                                            By:      /s/ V. Prem Watsa
                                                     ---------------------------
                                                     Name:  V. Prem Watsa
                                                     Title: President

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    Fairfax Financial Holdings Limited

                                            By:      /s/ Eric P. Salsberg
                                                     ---------------------------
                                                     Name:  Eric P. Salsberg
                                                     Title: Vice President,
                                                            Corporate Affairs

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    Odyssey Re Holdings Ltd.

                                            By:      /s/ Eric P. Salsberg
                                                     ---------------------------
                                                     Name:  Eric P. Salsberg
                                                     Title: Vice President

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    Odyssey Re Group Ltd.

                                            By:      /s/ Eric P. Salsberg
                                                     ---------------------------
                                                     Name:  Eric P. Salsberg
                                                     Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    Fairfax Inc.

                                            By:      /s/ Donald L. Smith
                                                     ---------------------------
                                                     Name:  Donald L. Smith
                                                     Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    TIG Holdings, Inc.

                                            By:      /s/ William H. Huff
                                                     ---------------------------
                                                     Name:  William H. Huff
                                                     Title: Senior Vice
                                                            President

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    TIG Insurance Group

                                            By:      /s/ William H. Huff
                                                     ---------------------------
                                                     Name:  William H. Huff
                                                     Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    TIG Insurance Company

                                            By:      /s/ William H. Huff
                                                     ---------------------------
                                                     Name:  William H. Huff
                                                     Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    Odyssey Re Holdings Corp.

                                            By:  /s/ Donald L. Smith
                                                 -----------------------------
                                                 Name:  Donald L. Smith
                                                 Title: Senior Vice President,
                                                        General Counsel and
                                                        Corporate Secretary

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    Odyssey America Reinsurance
                                            Corporation

                                            By:  /s/ Donald L. Smith
                                                 ---------------------------
                                                 Name:  Donald L. Smith
                                                 Title: Senior Vice
                                                        President

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    Odyssey Reinsurance Corporation

                                            By:  /s/ Donald L. Smith
                                                 ---------------------------
                                                 Name:  Donald L. Smith
                                                 Title: Senior Vice
                                                        President

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    Crum & Forster Holdings, Inc.

                                            By:  /s/ Mary Jane Robertson
                                                 -----------------------------
                                                 Name:  Mary Jane Robertson
                                                 Title: Exec. Vice President &
                                                        Treasurer

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    United States Fire Insurance Company

                                            By:  /s/ Mary Jane Robertson
                                                 ---------------------------
                                                 Name:  Mary Jane Robertson
                                                 Title: Exec. Vice Pres.,
                                                        Treasurer & CFO

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2001                    The North River Insurance Company

                                            By:  /s/ Mary Jane Robertson
                                                 ---------------------------
                                                 Name:  Mary Jane Robertson
                                                 Title: Exec. Vice Pres.,
                                                        Treasurer & CFO

                                   ANNEX INDEX

          ANNEX                    DESCRIPTION
          -----                    -----------
            A                      Directors and Executive Officers of The Sixty Two Investment Company Limited

            B                      Directors and Executive Officers of 810679 Ontario Limited

            C                      Directors and Executive Officers of Fairfax Financial Holdings Limited

            D                      Directors and Executive Officers of Odyssey Re Holdings Ltd.

            E                      Directors and Executive Officers of Odyssey Re Group Ltd.

            F                      Directors and Executive Officers of Fairfax Inc.

            G                      Directors and Executive Officers of TIG Holdings, Inc.

            H                      Directors and Executive Officers of TIG Insurance Group

            I                      Directors and Executive Officers of TIG Insurance Company

            J                      Directors and Executive Officers of Odyssey Re Holdings Corp.

            K                      Directors and Executive Officers of Odyssey America Reinsurance Corporation

            L                      Directors and Executive Officers of Odyssey Reinsurance Corporation

            M                      Directors and Executive Officers of Crum & Forster Holdings, Inc.

            N                      Directors and Executive Officers of United States Fire Insurance Company

            O                      Directors and Executive Officers of The North River Insurance Company

                                                                         ANNEX A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    THE SIXTY TWO INVESTMENT COMPANY LIMITED

         The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Winslow W. Bennett                    President, Winwood Holdings Ltd.                Canadian
(Chairman)                            505 Burrard Street
                                      Suite 1880
                                      Vancouver, British Columbia
                                      V7X 1M6

Eric P. Salsberg                      Vice President, Corporate Affairs,              Canadian
(Assistant Secretary and Director)    Fairfax Financial Holdings Limited
                                      95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

V. Prem Watsa                         Chairman and Chief Executive Officer,           Canadian
(President and Director)              Fairfax Financial Holdings Limited
                                      95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

                                                                         ANNEX B


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             810679 ONTARIO LIMITED

         The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Winslow W. Bennett                    President, Winwood Holdings Ltd.                Canadian
(Chairman)                            505 Burrard Street
                                      Suite 1880
                                      Vancouver, British Columbia
                                      V7X 1M6

Eric P. Salsberg                      Vice President, Corporate Affairs,              Canadian
(Assistant Secretary and Director)    Fairfax Financial Holdings Limited
                                      95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

V. Prem Watsa                         Chairman and Chief Executive Officer,           Canadian
(President and Director)              Fairfax Financial Holdings Limited
                                      95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

                                                                         ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       FAIRFAX FINANCIAL HOLDINGS LIMITED

         The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
V. Prem Watsa                         Chairman and Chief Executive Officer,           Canadian
(Chairman and Chief Executive         Fairfax Financial Holdings Limited
 Officer)                             95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

Kenneth R. Polley                     Chairman, Lindsey Morden Group Inc.             Canadian
(Director)                            7102 Doral Place
                                      Tyler, Texas  75703

Winslow W. Bennett                    President, Winwood Holdings Ltd.                Canadian
(Director)                            505 Burrard Street, Suite 1880
                                      Vancouver, British Columbia
                                      V7X 1M6

Robbert Hartog                        President, Robhar Investments Ltd.              Canadian
(Director)                            R.R. #1
                                      Perkinsfield, Ontario  L0L 2J0

Paul B. Ingrey                        Retired, 48 Bobkat Road                         United States
(Director)                            Hague, New York  12836

Trevor J. Ambridge                    Vice President and Chief                        Canadian
(Vice President and                   Financial Officer,
Chief Financial Officer)              Fairfax Financial Holdings Limited

Eric P. Salsberg                      Vice President, Corporate Affairs,              Canadian
(Vice President, Corporate Affairs)   Fairfax Financial Holdings Limited

                                                                         ANNEX D


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ODYSSEY RE HOLDINGS LTD.

         The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Ltd.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
V. Prem Watsa                         Chairman and Chief Executive Officer,           Canadian
(Chairman)                            Fairfax Financial Holdings Limited
                                      95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

Bradley P. Martin                     Vice President, Fairfax Financial               Canadian
(Vice President and Director)         Chief Financial Limited
                                      95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

Eric P. Salsberg                      Vice President, Corporate Affairs,              Canadian
(Vice President and Director)         Fairfax Financial Holdings Limited
                                      95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

                                                                         ANNEX E


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              ODYSSEY RE GROUP LTD.

         The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Group Ltd.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Andrew A. Barnard                     President, Chief Executive Officer and          United States
(President and Chief Executive        Director, Odyssey Re Holdings Corp.
Officer)                              140 Broadway Avenue
                                      39th Floor
                                      New York, NY  10005

James F. Dowd                         President and Chief Executive Officer,          United States
(Chairman)                            Fairfax Inc.
                                      305 Madison Avenue
                                      Morristown, NJ  07960

Eric P. Salsberg                      Vice President, Corporate Affairs,              Canadian
(Vice President and Director)         Fairfax Financial Holdings Limited
                                      95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

Bradley P. Martin                     Vice President,                                 Canadian
(Director)                            Fairfax Financial Holdings Limited

V. Prem Watsa                         Chairman and Chief Executive Officer,           Canadian
(Vice President and Director)         Fairfax Financial Holdings Limited

Roland W. Jackson                     Executive Vice President and                    United States
(Executive Vice President and         Chief Financial Officer,
Chief Financial Officer)              Fairfax Inc.
                                      305 Madison Avenue
                                      Morristown, NJ  07906

                                                                         ANNEX F


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  FAIRFAX INC.

         The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Eric P. Salsberg                      Vice President, Corporate Affairs,              Canadian
(Chairman)                            Fairfax Financial Holdings Limited
                                      95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

James F. Dowd                         President and Chief Executive Officer,          United States
(President, Chief Executive Officer   Fairfax Inc.
 and Director)                        305 Madison Avenue
                                      Morristown, NJ  07906

Ronald Schokking                      Vice President,                                 Canadian
(Vice President, Treasurer            Fairfax Financial Holdings Limited
and Director)

Roland W. Jackson                     Executive Vice President and Chief Financial    United States
(Executive Vice President and         Officer,
Chief Financial Officer)              Fairfax Inc.
                                      305 Madison Avenue
                                      Morristown, NJ  07906

                                                                         ANNEX G


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG HOLDINGS, INC.

         The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
V. Prem Watsa                         Chairman and Chief Executive Officer,           Canadian
(President and Director)              Fairfax Financial Holdings Limited
                                      95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

Eric P. Salsberg                      Vice President, Corporate Affairs,              Canadian
(Vice President and Director)         Fairfax Financial Holdings Limited

Bradley P. Martin                     Vice President,                                 Canadian
(Vice President and Director)         Fairfax Financial Holdings Limited

William H. Huff                       Senior Vice President,                          United States
(Senior Vice President, Secretary     Secretary and General Counsel
and General Counsel)                  TIG Holdings, Inc.
                                      5205 N. O'Connor Blvd.
                                      Suite W200
                                      Irving, Texas  75039

                                                                         ANNEX H


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG INSURANCE GROUP

         The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Courtney C. Smith                     President and Chief Executive Officer,          United States
(President, Chief Executive Officer   TIG Insurance Company
and Director)                         5205 N. O'Connor Blvd.
                                      Suite W200
                                      Irving, Texas  75039

R. Scott Donovan                      Chief Financial Officer,                        United States
(Chief Financial Officer              TIG Insurance Company
and Director)

Frederik M. Fonstein                  Managing Director,                              United States
(Director)                            TIG Insurance Company

William H. Huff                       Vice President, Secretary and                   United States
(Vice President, Secretary,           General Counsel,
General Counsel and Director)         TIG Insurance Company

Lon P. McClimon                       Managing Director,                              United States
(Director)                            TIG Insurance Company

John C. Magee                         Managing Director,                              United States
(Director)                            TIG Insurance Company

                                                                         ANNEX I


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              TIG INSURANCE COMPANY

         The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Courtney C. Smith                     President and Chief Executive Officer,          United States
(President, Chief Executive Officer   TIG Insurance Company
and Director)                         5205 N. O'Connor Blvd.
                                      Suite W200
                                      Irving, Texas  75039

R. Scott Donovan                      Chief Financial Officer,                        United States
(Chief Financial Officer              TIG Insurance Company
and Director)

Frederik M. Fonstein                  Managing Director,                              United States
(Director)                            TIG Insurance Company

William H. Huff                       Vice President, Secretary and                   United States
(Vice President, Secretary,           General Counsel,
General Counsel and Director)         TIG Insurance Company

Lon P. McClimon                       Managing Director,                              United States
(Director)                            TIG Insurance Company

John C. Magee                         Managing Director,                              United States
(Director)                            TIG Insurance Company

                                                                         ANNEX J


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ODYSSEY RE HOLDINGS CORP.

         The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Corp.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
V. Prem Watsa                         Chairman and Chief Executive Officer,           Canadian
(Chairman)                            Fairfax Financial Holdings Limited
                                      95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

James F. Dowd                         President and Chief Executive Officer,          United States
(Vice Chairman)                       Fairfax Inc.
                                      305 Madison Avenue
                                      Morristown, NJ  07960

Andrew Barnard                        President and Chief Executive Officer,          United States
(President and Chief Executive        Odyssey Re Holdings Corp.
Officer)                              140 Broadway Avenue
                                      39th Floor
                                      New York, NY  10005

Michael G. Wacek                      Executive Vice President,                       United States
(Executive Vice President)            Odyssey Re Holdings Corp.

Charles D. Troiano                    Executive Vice President and Chief Financial    United States
(Executive Vice President and         Officer,
Chief Financial Officer)              Odyssey Re Holdings Corp.

Anthony J. Narciso, Jr.               Senior Vice President and Controller,           United States
(Senior Vice President                Odyssey Re Holdings Corp.
and Controller)

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Donald L. Smith                       Senior Vice President,                          United States
(Senior Vice President, General       General Counsel and Corporate Secretary,
Counsel and Corporate Secretary)      Odyssey Re Holdings Corp.

Winslow W. Bennett                    President, Winwood Holdings Ltd.                Canadian
(Director)                            505 Burrard Street, Suite 1880
                                      Vancouver, British Columbia
                                      V7X 1M6

Anthony F. Griffiths                  Independent Consultant and Corporate Director,  Canadian
(Director)                            95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

Robbert Hartog                        President, Robhar Investments Ltd.              Canadian
(Director)                            R.R. #1
                                      Perkinsfield, Ontario  L0L 2J0

Paul B. Ingrey                        Retired,                                        United States
(Director)                            48 Bobkat Road
                                      Hague, New York  12836

Courtney C. Smith                     President and Chief Executive Officer,          United States
(Director)                            TIG Insurance Company
                                      5205 N. O'Connor Blvd.
                                      Suite W200
                                      Irving, Texas  75039

                                                                         ANNEX K


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                     ODYSSEY AMERICA REINSURANCE CORPORATION

         The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Andrew A. Barnard                     President and Chief Executive Officer,          United States
(Chief Executive Officer              Odyssey Re Holdings Corp.
and Director)                         140 Broadway Avenue, 39th Floor
                                      New York, NY 10005

James F. Dowd                         President and Chief Executive Officer,          United States
(Director)                            Fairfax Inc.
                                      305 Madison Avenue
                                      Morristown, NJ   07906

Mark W. Hinkley                       Executive Vice President,                       United States
(Executive Vice President             Odyssey America Reinsurance Corporation
and Director)                         300 First Stamford Place
                                      Stamford, CT  06902

Michael F. Mather                     Executive Vice President,                       United States
(Executive Vice President             Odyssey America Reinsurance Corporation
 and Director)

James E. Migliorini                   Senior Vice President,                          United States
(Senior Vice President and Director)  Odyssey America Reinsurance Corporation

Donald L. Smith                       Senior Vice President, General Counsel and      United States
(Senior Vice President and General    Corporate Secretary,
Legal Counsel and Director)           Odyssey Re Holdings Corp.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Michael G. Wacek                      Executive Vice President,                       United States
(President and Director)              Odyssey Re Holdings Corp.

Brian D. Young                        Executive Vice President,                       United States
(Executive Vice President             Odyssey America Reinsurance Corporation
 and Director)

Charles D. Troiano                    Executive Vice President and                    United States
(Director)                            Chief Financial Officer,
                                      Odyssey Re Holdings Corp.

                                                                         ANNEX L


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         ODYSSEY REINSURANCE CORPORATION

         The following table sets forth certain information with respect to the directors and executive officers of Odyssey Reinsurance Corporation.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Andrew A. Barnard                     President and Chief Executive Officer,          United States
(Chairman and Director)               Odyssey Re Holdings Corp.
                                      140 Broadway Avenue, 39th Floor
                                      New York, NY  10005

Mark W. Hinkley                       Executive Vice President,                       United States
(Executive Vice President             Odyssey America Reinsurance Corporation
and Director)                         300 Stamford Place
                                      Stamford, CT  06902

Michael F. Mather                     Executive Vice President,                       United States
(Executive Vice President             Odyssey America Reinsurance Corporation
and Director)

James E. Migliorini                   Senior Vice President,                          United States
(Senior Vice President and Director)  Odyssey America Reinsurance Corporation

Donald L. Smith                       Senior Vice President, General Counsel and      United States
(Vice President, General Counsel,     Corporate Secretary,
Corporate Secretary and Director)     Odyssey Re Holdings Corp.

Michael G. Wacek                      Executive Vice President,                       United States
(President and Director)              Odyssey Re Holdings Corp.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Brian D. Young                        Executive Vice President,                       United States
(Senior Vice President and Director)  Odyssey America Reinsurance Corporation

Charles D. Troiano                    Executive Vice President and                    United States
(Director)                            Chief Financial Officer,
                                      Odyssey Re Holdings Corp.

                                                                         ANNEX M


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          CRUM & FORSTER HOLDINGS, INC.

         The following table sets forth certain information with respect to the directors and executive officers of Crum & Forster Holdings, Inc.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Bruce Esselborn                       Chairman and Chief Executive Officer,           United States
(Chairman and CEO)                    Crum & Forster Holdings, Inc. and various
                                      other insurance subsidiaries
                                      305 Madison Avenue
                                      Morristown, NJ  07960

Nickolas Antonopoulos                 President,                                      United States
(President and Director)              Crum & Forster Holdings, Inc. and various
                                      other insurance subsidiaries

Mary Jane Robertson                   Executive Vice President and Treasurer,         United States
(Executive Vice President,            Crum & Forster Holdings, Inc.
Treasurer and Director)               and various other insurance subsidiaries

Douglas Libby                         President,                                      United States
(Senior Vice President and Director)  Seneca Insurance Company
                                      160 Water Street
                                      New York, NY  10038

                                                                         ANNEX N


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      UNITED STATES FIRE INSURANCE COMPANY

         The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Bruce A. Esselborn                    Chairman and Chief Executive Officer,           United States
(Chairman, Chief Executive Officer    Crum & Forster Holdings, Inc. and various
and Director)                         other insurance subsidiaries
                                      305 Madison Avenue
                                      Morristown, NJ  07960

Nikolas Antonopoulos                  President,                                      United States
(President and Director)              Crum & Forster Holdings, Inc. and various
                                      other insurance subsidiaries

Mary Jane Robertson                   Executive Vice President and Treasurer,         United States
(Executive Vice President,            Crum & Forster Holdings, Inc. and various
Treasurer, Chief Financial Officer    other insurance subsidiaries
and Director)

Dennis J. Hammer                      Senior Vice President and Controller,           United States
(Vice President and Director)         Crum & Forster Insurance Company

Douglas M. Libby                      President,                                      United States
(Director)                            Seneca Insurance Company
                                      160 Water Street
                                      New York, NY  10038

Andrew A. Barnard                     President and Chief Executive Officer,          United States
(Director)                            Odyssey Re Holdings Corp.
                                      140 Broadway Avenue, 39th Floor
                                      New York, NY  10005

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Joseph F. Braunstein, Jr.             Senior Vice President of Marketing,             United States
(Senior Vice President and Director)  Crum & Forster Insurance Company

Peter J. Daly                         Senior Vice President of Surety,                United States
(Senior Vice President and Director)  Crum & Forster Insurance Company

Paul Kush                             Senior Vice President Claims,                   United States
(Senior Vice President and Director)  Crum & Forster Insurance Company

Albert B. Lewis                       Attorney,                                       United States
(Director)                            D'Amato & Lynch
                                      70 Pine Street
                                      New York, NY  10270

Gary S. Resman                        Senior Vice President of Underwriting,          United States
(Senior Vice President and Director)  Crum & Forster Insurance Company

Frances A. Smith                      Senior Vice President of Actuarial,             United States
(Senior Vice President and Director)  Crum & Forster Insurance Company

Carl D. Sullo                         Senior Vice President of Human Resources,       United States
(Senior Vice President and Director)  Crum & Forster Insurance Company

                                                                         ANNEX O


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        THE NORTH RIVER INSURANCE COMPANY

         The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

                                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                      AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                      OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                  WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                  --------------------------------------------    -----------
Bruce A. Esselborn                    Chairman and Chief Executive Officer,           United States
(Chairman and Chief Executive         Crum & Forster Holdings, Inc. and various
Officer)                              other insurance subsidiaries
                                      305 Madison Avenue
                                      Morristown, NJ  07960

Nikolas Antonopoulos                  President,                                      United States
(President and Director)              Crum & Forster Holdings, Inc. and various
                                      other insurance subsidiaries

Mary Jane Robertson                   Executive Vice President and Treasurer,         United States
(Executive Vice President,            Crum & Forster Holdings, Inc and various
Treasurer, Chief Financial Officer    other insurance subsidiaries
and Director)

Dennis H. Hammer                      Senior Vice President and Controller,           United States
(Senior Vice President)               Crum & Forster Insurance Company

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

    2.1 Stock Purchase Agreement dated as of June 25, 1999 between Fairfax Financial Holdings Limited and Reliance Insurance Company (previously filed).

    2.2 Standstill Agreement dated as of June 30, 1999 between Fairfax Financial Holdings Limited and Zenith National Insurance Corp. (previously filed).

    2.3 2001 Stock Purchase Agreement dated as of November 21, 2001 between Odyssey Reinsurance Corporation and Zenith National Insurance Corp.

    2.4           Joint Filing Agreement dated as of November 23, 2001 between,
                  V. Prem Watsa, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Ltd., Odyssey Re Holdings Ltd., Odyssey Re Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, TIG Insurance Company, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Odyssey Reinsurance Corporation, Crum & Forster Holdings, Inc., United States Fire Insurance Company, and The North River Insurance Company.